Exhibit 99.3

UNITED UTILITIES SIGNS CONTRACT WITH
DWR CYMRU WELSH WATER

Further to being named as a preferred bidder in September 2004, United Utilities confirms that it has now completed formal contract signature to provide operations and maintenance and shared services activities to Dwr Cymru Welsh Water from 1 April 2005.

The contract is worth up to £1.5 billion over 15 years and is subject to five yearly performance reviews to coincide with future price control periods.

For further information please contact:

Simon Bielecki, Investor Relations Manager	+44 (0) 1925 237033
Evelyn Brodie, Corporate and Financial Communications	+44 (0) 20 7307 0309